EXHIBIT 4.11
April 18, 2006
Campbell Resources Inc.
Suite 1405, 1155 University
Montreal, Quebec
H3B 3A7
Attention: Andró Y. Fortier, President and Chief Executive Officer
Dear Sirs:
Nuinsco Resources Limited (“Nuinsco”) understands that Campbell Resources Inc. (“Campbell”) has obtained an initial order under the Companies Creditors Arrangement Act (the “CCAA”) and that, in connection therewith, Campbell is undertaking a reorganization of its affairs (the “Reorganization”).
Nuinsco is pleased to submit the following offer for consideration by you for the purposes of providing you with the requisite management and financial support to complete the Reorganization.
The purpose of this letter is to outline the principal business terms on which Nuinsco would be prepared to:
(a)	provide interim and ongoing management services (the “Management Services”) respecting the operations management of Campbell’s mines (collectively the “Mines”),

(b)	assist Campbell in obtaining funding for the development of the Copper Rand Mine to a minimum of $5,000,000 (the “Copper Rand Mine Funding”),

(c)	subscribe for $2,500,000.00 of Units at the Subscription Price (the “Nuinsco Placement”) (as such capitalized terms are hereinafter defined); provided that it shall be a condition of the closing of the Nuinsco Placement that:
(i)	the number of common shares in the capital of Campbell (each a “Common Share”) comprising part of the Nuinsco Placement shall represent 10% of the number of outstanding Common Shares calculated on a fully diluted basis after giving effect to the Private Placement and the Rights Offering (as such capitalized terms are hereinafter defined);

(ii)	Campbell shall have completed:
(A)	a private placement (the “Private Placement”) of units (each, a “Unit”), (each Unit comprised of one Common Share and one-half of one Common Share purchase warrant of Campbell) at a subscription price of $0.08 per Unit (the “Subscription Price”) to raise at least $8,000,000.00; and

(B)	a rights offering (the “Rights Offering”) to raise up to $5,000,000.00 pursuant to which the shareholders of Campbell will be granted the right to purchase Units at this Subscription Price,
(the Nuinsco Placement, the Private Placement and the Rights Offering being hereinafter collectively referred to as the “Equity Funding”), and

(d)	obtain a non-recourse project loan (the “Corner Bay Loan”), in an amount up to a maximum of S4,000,000 and/or other financing sufficient to develop and bring into commercial production a mine above the 250 m level at Campbell’s Corner Bay Property in accordance with a feasibility study to be prepared by Nuinsco at Campbell’s cost, subject to the approval of Campbell’s board of directors.
If this proposal is accepted by you, items (a), (b) and (c) above will form part of the plan (the “Plan”) to be proposed by Campbell under its CCAA proceedings. The Copper Rand Funding, the Corner Bay Loan and the Equity Funding will comprise the sole debt and/or equity financing to be provided under the Reorganization (other than arrangements made with Campbell’s existing creditors) and the uncontested Court approval of the Plan and the Funding, including the terms and conditions thereof, will be a condition precedent to the consummation of the transactions herein described.
Part 1 of this letter constitutes a letter of intent as to the principal business terms upon which Nuinsco is prepared to proceed. Nothing contained in Part 1 is intended to be, or shall be construed as, a binding agreement, or shall give rise to legal rights or liabilities, all of which shall be subject to negotiation and the execution of definitive agreements. Part 2 of this letter is intended, and shall be construed as, a binding agreement, but only as to the specific matters and for the specific periods referred to therein, subject to the approval of Campbell’s Court appointed monitor or the Court, as applicable.
PART 1
1.	Immediately following Campbell’s acceptance hereof, Nuinsco shall commence the update of a business plan and investor presentation to be used for the purposes of completing the Equity Funding and Campbell and its executives and employees shall provide Nuinsco, in a timely manner, with all assistance, information and documents requested by Nuinsco, from time to time, in order to permit Nuinsco to prepare and complete such business plan and investor presentation.
2.	Nuinsco anticipates that $10,500,000 of the proceeds of the Equity Funding will be placed in a separate bank account assuming that the Equity Funding totals $15,500,000 and will be advanced from time to time as development work is undertaken over a period of approximately 4 months from the commencement of the development program at the

Copper Rand Mine and as provided for in the Corner Bay Property feasibility study to be prepared by Nuinsco.
3.	In consideration of Nuinsco assisting Campbell in obtaining the funding to complete the Reorganization, upon the closing of the Equity Funding, Nuinsco shall be issued purchase warrants (each a “Warrant” ) of Campbell equal to 20% of the number of Common Shares outstanding after giving effect to the Equity Funding, with each Warrant entitling Nuinsco to purchase one Common Share at an exercise price of $0.10 per share exercisable until the second anniversary of the closing of the Equity Funding. Nuinsco shall agree to refrain from voting Common Shares representing more than 19.9% of the issued and outstanding Common Shares at any meeting of the shareholders of Campbell in the event that the Toronto Stock Exchange requires such undertaking as a condition to approving the issuance of such Warrants and/or the underlying Common Shares. If such Exchange requires the shareholders of Campbell to approve any matter relating to the issuance of such Warrants and/or the underlying Common Shares or any other Common Shares issuable pursuant to this letter, Campbell shall present such matter to its shareholders at the next shareholders’ meeting and shall recommend that shareholders vote in favour of such matter. The proceeds from the exercise of the Warrants shall be used to repay the Corner Bay Loan to the extent the same is outstanding at the time of any exercise of any of the Warrants.
4.	Upon the execution of a definitive agreement with a lender respecting the Corner Bay Loan or prior to commencement of the development of the Corner Bay deposit, whichever occurs first, Campbell shall transfer to Nuinsco, for no cost, an undivided 50% interest in all of the Corner Bay Property, free and clear of all liens, encumbrances, royalties and other interests whatsoever (other than a 2% net smelter return royalty payable in respect of sales exceeding 750,000 tons of ore and the encumbrances created pursuant to the Corner Bay Loan). The Corner Bay Loan will be repaid out of the first project cash flow from the Corner Bay Property and the balance of the cashflow, after retention of mutually agreeable working capital, shall be shared equally between Campbell and Nuinsco. Prior to the transfer of the Corner Bay Property, Nuinsco and Campbell shall form a joint venture and execute a joint venture agreement respecting their ownership and operation of the Corner Bay Property (including the use of the proceeds of the Corner Bay Loan, if any), on mutually acceptable terms and conditions. The proceeds of the Corner Bay Loan shall be deposited in the joint venture’s bank account.
5.	On or before May 1, 2006, Nuinsco and Campbell shall enter into an agreement (the “Management Agreement” ) pursuant to which Nuinsco shall agree to provide the Management Services to Campbell commencing immediately following the approval of such agreement by Campbell’s court appointed monitor or the approval of the court, as applicable. The Management Agreement shall provide inter alia, the following:
(a)	Nuinsco shall be appointed the exclusive consultant of Campbell to provide Management Services;

(b)	if the Equity Funding is completed, neither party shall be entitled to terminate the Management Agreement prior to April 30, 2007, and thereafter Nuinsco shall be entitled to terminate the agreement upon 30 days’ prior written notice and Campbell shall be entitled to terminate the agreement upon 180 days’ prior written notice;

(c)	in the event that the Corner Bay Property is brought to production, the Management Agreement shall be amended upon terms and conditions to be mutually agreed upon in order to reflect the fact that thereafter Nuinsco shall provide the Management Services on a long-term basis;

(d)	Nuinsco shall be issued 2,000,000 Common Shares upon commencement of the provision of the Management Services and 1,000,000 Common Shares upon closing of the Equity Funding;

(e)	Nuinsco shall be paid $25,000 plus 200,000 Common Shares (up to a maximum of 4,000,000 Common Shares), in advance on the first day of each month commencing with the month of May 2006 whether or not the Equity Funding are completed;

(f)	Nuinsco shall provide the services of Warren Holmes, Brian Robertson, Paul Jones and/or other qualified individuals for an aggregate minimum of 120 hours per month until April 30, 2007 and thereafter 40 hours per month;

(g)	Campbell shall pay all travelling, accommodation and other reasonable third party expenses incurred by or on behalf of such individuals in providing the Management Services and shall pay all consultants and advisors retained, from time to time, at the request of Nuinsco to assist in managing and/or operating the Mines;

(h)	Nuinsco and the foregoing individuals shall report directly to Campbell’s Chief Executive Officer; and

(i)	so long as Nuinsco is providing Management Services to Campbell and/or holds an interest in the Corner Bay Property, Nuinsco shall be entitled to nominate two individuals as directors of Campbell in addition to the incumbent seven (7) directors and one additional individual for each additional director of Campbell elected or appointed after the date hereof (other than Nuinsco’s foregoing two nominees).
6.	Pending the execution of the Management Agreement, Campbell shall reimburse Nuinsco for all out of pocket costs incurred by it or on its behalf in respect of providing consulting and other services to Campbell prior to, on and after the date hereof (including the preparation of the business plan referred to in Section 1 and related due diligence) and Campbell shall pay such amounts immediately following receipt of third party invoices therefor. All outstanding amounts payable to Nuinsco under this Section 6 shall be paid at the closing of the Nuinsco Placement and, at the election of Campbell, such amount may be settled through the issuance of Units to Nuinsco as part of the Nuinsco Placement, in which event the amount of Nuinsco’s cash subscription under the Nuinsco Placement shall be reduced by the amount of such settlement.
7.	Nuinsco, together with Sprott Securities Inc., shall have the option to purchase such number of Units at the Subscription Price as shall be equal to the number of Units which are not subscribed for pursuant to the Rights Offering; such option to be exercisable either by way of a private placement (which shall be closed on or before the closing of the Equity Funding) or pursuant to a subscription privilege granted as part of the Rights Offering.
8.	So long as Nuinsco holds Common Shares and/or other securities of Campbell (including the Warrants) which represent (upon exercise, exchange and/or conversion of such other securities held by Nuinsco) more than 10% of the total number of issued and outstanding Common Shares plus the number of Common Shares issuable to Nuinsco upon the exercise, exchange and/or conversion of the Warrants and other securities of Campbell held by Nuinsco, Nuinsco shall have:
(a)	a right of first refusal to subscribe for up to 100% of any Common Shares and/or securities exercisable into, exchangeable for or convertible into Common Shares offered, from time to time, by Campbell, including any such securities which Campbell proposes to issue to its creditors pursuant to the Reorganization (but excluding Common Shares issuable pursuant to Campbell’s stock option plan); and

(b)	if Nuinsco does not exercise such right of refusal in respect of any offering, a pre-emptive right in respect to such offering to purchase Common Shares and/or other securities of Campbell to maintain its then current interest in Campbell.
9.	The agreements referred to above and all other related agreements shall contain the terms and conditions contained in this letter and shall contain other representations, warranties, covenants, terms and provisions standard to transactions of this nature.
10.	The closing of the Equity Funding shall be subject to, inter alia, the following conditions to be performed for the benefit of Nuinsco at or prior to such closing:
(a)	the parties shall have entered into the Management Agreement;

(b)	all corporate, legal and regulatory proceedings, approvals and consents which are reasonably considered necessary by the solicitors of Nuinsco shall have been taken or obtained by Campbell in connection with the transfer to Nuinsco of an undivided 50% interest in the Corner Bay Property as contemplated by Section 4, the Equity Funding, the issuance of the Warrants and the Common Shares issuable to Nuinsco hereunder and the entering into of the Management Agreement (collectively, the “Transaction”) and the Reorganization;

(c)	all approvals required under the CCAA concerning the Transaction (including a court order (the “Court Order”) approving and authorizing the Transaction (in respect of which there are no appeals and there has been granted no stay of proceedings)), in form and substance satisfactory to Nuinsco and the CRM Lender, shall have been obtained;

(d)	all approvals of the secured creditors of Campbell to the subordination of their respective security interests in favour of the lender of the Corner Bay Loan, in form and substance satisfactory to Nuinsco and the lender of the Corner Bay Loan, shall have been obtained;

(e)	Nuinsco shall have completed its investigation into Campbell and shall, in its sole discretion, acting reasonably, have been satisfied with the results thereof;

(f)	Nuinsco shall have received legal opinions from counsel to Campbell, in form and substance satisfactory to it acting reasonably, concerning, among other things:
(i)	the due incorporation, subsistence and authorized and issued capital of Campbell;

(ii)	the compliance by Campbell with all applicable laws and regulations relating to the completion of the Transaction and the Reorganization; and

(iii)	the completion of the Transaction;

(iv)	the issuance of the Common Shares and the Warrants and the reservation for issuance of the Common Shares issuable thereunder (including standard securities law opinions relating thereto); and

(v)	due authorization, execution, delivery and enforceability of all documents executed by Campbell in respect of the Transaction;
(g)	there shall have been no material adverse changes in the business, affairs, conditions or prospects of Campbell or the Mines, whether financial or otherwise, from the date hereof to the date of the closing of the Transaction;

(h)	from and after the date hereof Nuinsco shall have approved the incurring or assumption by Campbell of any liabilities or obligations outside the normal business activities and the acquisition of any capital assets;

(i)	at the time of closing of the Transaction, there shall be no action, suit, proceeding (at law or in equity), claim or demand by any person, or any investigation or arbitration or administrative or other proceeding by or before (or any investigation by) any governmental or other instrumentality or agency outstanding, pending or threatened against or affecting Campbell or any of its property, or assets, or which questions the validity of any action taken by Campbell;

(j)	all of the material contracts, agreements, engagements, or commitments to which Campbell is a party or by which it is bound shall be in form and substance satisfactory to Nuinsco acting reasonably and shall be in full force and effect and unamended and Campbell shall not be in default in any material respect; and

(k)	the proposed terms and conditions of the Reorganization shall be satisfactory to Nuinsco, acting reasonably.
11.	It is the intention of the parties that the definitive agreements shall be executed as soon as practicable and that the Transaction shall be completed on or before April 30, 2006.
PART 2
12.	Forthwith upon the mutual execution of this letter:
(a)	Campbell shall make full disclosure to Nuinsco (and its authorized representatives) of its financial position and condition, business, operations, assets, liabilities and such other matters or information relevant or material to the Transaction (all of the foregoing, collectively “Information”); and

(b)	Nuinsco shall be entitled to make such examinations and investigations (including by its authorized representatives) of the Information possessed by or in the control of Campbell as it may reasonably require, and for this purpose, on reasonable notice, shall be entitled to consult with the advisors and to have access to the Mines and the premises of Campbell, for the inspection and production of relevant books, records, financial statements and other data it deems appropriate.
13.	Each of the parties agrees that it shall co-operate in good faith with the other with a view to:
(a)	negotiating and executing definitive agreements;

(b)	obtaining on a timely basis any regulatory, creditor, shareholder or other consent, approval or exemption reasonably required in connection with the Transaction and Reorganization; and

(c)	completing any necessary filing with any regulatory authority.
14.	Campbell agrees that it shall:
(a)	not take any steps, directly or indirectly, which may in any way adversely affect the Transaction;

(b)	immediately disclose to Nuinsco any material change (within the meaning of the Securities Act (Ontario)) in relation to its business, affairs, conditions and prospects; and

(c)	not, directly or indirectly, solicit, initiate, assist or encourage enquiries, submissions or proposals or offers from any other person relating to, or facilitate or encourage any effort or attempt involving:
(i)	the acquisition or disposition of any of the issued and outstanding shares of Campbell;

(ii)	the issuance of any share, or securities exercisable for, convertible into or exchangeable for shares, in the capital of Campbell, other than shares reserved for issuance on the date hereof and securities issuable pursuant to the provisions hereof;

(iii)	the refinancing of Campbell by way of debt and/or equity (other than as part of the Reorganization);

(iv)	the direct or indirect acquisition of any material part of the assets of Campbell; or

(v)	an amalgamation, arrangement (other than as part of the Reorganization), consolidation, recapitalization (other than as part of the Reorganization), liquidation or winding-up of, or other business combination or similar transaction involving Campbell
(each an “Alternative Transaction”)
and further agrees it will not participate in any discussions or negotiations regarding, or (except as required by law) furnish to any other person any information with respect to, or otherwise co-operate in any way with, or assist or participate in or facilitate or encourage any effort or attempt or enter into any commitment or agreement respecting any Alternative Transaction.

15.	Campbell shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted before the date hereof with respect to any Alternative Transaction. Campbell agrees not to release any third party from any confidentiality or standstill obligation contained in any agreement to which Campbell and such third party are parties.

16.	Any public or other announcement with respect to the Transaction, except as may be required by any law or rules of any stock exchange, will be made only upon the mutual agreement of Nuinsco and Campbell; provided, however, that in the event of a request by any regulatory body for disclosure by either party or in the event of a legal requirement to make disclosure, the party making such disclosure shall consult with the other party prior to making any statement or press release and each party shall use all reasonable efforts, acting in good faith, to agree upon the text for such statement or press release. If a party is subject to a legal requirement to make disclosure, that party shall have the final determination as to the timing and content of such disclosure but shall make only such disclosure as it, acting reasonably, believes to be necessary to comply with the legal requirement or as is otherwise agreed to by each of the parties. Information respecting this agreement, the Transaction and any of the transactions contemplated herein, including any subsequent negotiations and procedures relating thereto shall otherwise be kept in the strictest of confidence by the parties and their respective authorized representatives.

17.	In the event that prior to December 31, 2006, Campbell enters into an agreement with any person to implement an Alternative Transaction, completes an Alternative Transaction or the Transaction is not completed other than solely as a result of the failure by Nuinsco to complete the Nuinsco Placement, then Campbell shall pay to Nuinsco the amount of $200,000, which amount shall be payable to Nuinsco upon demand in immediately available funds. This Section 17 shall survive the expiration or termination hereof.

18.	Campbell shall reimburse Nuinsco for all of the legal fees and disbursements incurred by Nuinsco prior to, on and after the date hereof in connection with the preparation of this letter and in connection with all of the transactions contemplated hereby, forthwith following receipt of invoices therefor.

19.	The agreements contained in Part 2 of this letter shall take effect on the date of execution hereof and shall, in the cases of sections 12 to 16, inclusive, expire on May 31, 2006 unless otherwise mutually agreed by the parties.

20.	This letter shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

21.	The parties hereto specify that it is their express wish that this letter and other related documents be drawn up and executed in English. LES PARTIES SIGNANT CETTE LETTRE RECONNAISSENT QU’ELLES ONT EXIGE QUE CETTE LETTRE DE MEME QUE TOUS LES AUTRE DOCUMENTS S’Y RAPPORTANT SOIENT REDIGES ET EXECUTES EN LANGUE ANGLAISE.

22.	This letter may be executed by the parties hereto is separate counterparts or duplicates each of which when so executed and delivered shall be an original, but all such counterparts or duplicates shall together constitute one and the same instrument, and any of the parties hereto may execute this letter by signing any of such counterpart and delivering same by telecopy or otherwise in writing (each delivery by any of such means to be deemed to be delivery of an originally executed counterpart for all purposes).

Kindly indicate your acknowledgement of, and in the case of Part 2, your agreement with, the foregoing, by executing and returning a copy of this letter. The proposal and offer made herein shall automatically lapse and expire at 5:00 p.m. (Toronto time) on April 21, 2006, unless accepted prior thereto.

Yours very truly,

NUINSCO RESOURCES LIMITED

By:	/s/ W.W. Holmes

Acknowledged and, in the case of Part 2, agreed,
as of the 24th day of April , 2006.

CAMPBELL RESOURCES, INC.

By:	/s/ André Fortier

Authorized signing officer